UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________

Commission file number: N/A

SOLARIS RESOURCES INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 555, 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

(604) 687-1717

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	SLSR	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

EXPLANATORY NOTE

Solaris Resources Inc. (the “Registrant” or the “Company”) is a Canadian issuer eligible to file this registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Registrant is filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(b) of the Exchange Act.

i

FORWARD LOOKING STATEMENTS

This registration statement on Form 40-F, including the exhibits hereto (collectively, the "Form 40-F"), includes certain statements that constitute "forward-looking statements" and "forward-looking information" (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These statements relate to future events or future performance and reflect management’s expectations regarding the Registrant’s growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target” or the negative of these terms or other comparable terminology.

All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of ; the Company’s exploration plans, including plans for follow-up drilling and other work, that exploration activities continue to target growth of the MRE, timing of such exploration plans, and potential results of such exploration plans; the Company’s plans for the ensuing year; the timing, content, and results of the Company’s upcoming MRE; the Company’s intention to list on the NYSE American stock exchange and timing of such listing; use of proceeds from the Company’s financings; closing of the C$130,000,000 private placement with an affiliate of Zijin Mining Group Co., Ltd. (“Zijin”); closing of the portions of the Orion financing that have not closed; timing of submission of the Environmental Impact Assessment for the Warintza Project; that further funds may be required to fund future obligations and exploration plans; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; and intentions for its Warintza Project in Ecuador. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company satisfying all closing conditions for the unclosed portions of the $80,000,000 Orion financing; satisfaction of all conditions required to close the C$130,000,000 private placement with Zijin, including receipt of the requisite approval of the TSX, receipt of regulatory approval under the Investment Canada Act, and receipt of regulatory approval from the relevant authorities in the People’s Republic of China; the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include that there are a number of conditions to closing the unclosed portion of the $80,000,000 Orion financing; that the conditions required to close the proposed C$130,000,000 private placement are not satisfied; the ability to raise funding to continue exploration, development and mining activities; debt risk; share price fluctuation; global economic conditions; limited supplies, supply chain disruptions, and inflation; the Russia-Ukraine conflict; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined mineral reserves with no mineral properties in production or under development; speculative nature of mineral exploration and development; risk of global outbreaks and contagious diseases; risk that the proposed spin-out does not occur in a timely fashion (if at all); risks from international operations; risk associated with an emerging and developing market; relationships with, and claims by, local communities and indigenous groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses risk; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business; the Company’s concessions are subject to pressure from artisanal and illegal miners; the inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control; land title risk; surface rights and access risk; fraud and corruption; ethics and business practices; risks related to the tax regime in Ecuador; Solaris may in the future become subject to legal proceedings; the Company’s mineral assets are located outside Canada and are held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interests; uninsurable risks; information systems; public company obligations; internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement; the Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price; the value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares; future sales of common shares by existing shareholders; costs of land reclamation; measures to protect endangered species may adversely affect the Company’s operations; environmental risks and hazards; and changes in climate conditions.

ii

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

For a description of material factors that could cause the Registrant’s actual results to differ materially from the forward-looking statements in this Form 40-F see “Risk Factors” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2023, filed with this Form 40-F as Exhibit 99.65.

Readers should not place undue reliance on the Registrant’s forward-looking statements, as the Registrant’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Registrant’s business, or if the Registrant’s estimates or assumptions prove inaccurate. Therefore, the Registrant cannot provide any assurance that such forward-looking statements will materialize. The Registrant does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

iii

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), and the audit is subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through Exhibit 99.71, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Company hereby incorporates the section entitled “Description of Capital Structure” from the Annual Information Form attached as Exhibit 99.65 hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading “Commitments and Contingencies” in the Management’s Discussion and Analysis for the year ended December 31, 2023 included as Exhibit 99.64 to this Registration Statement on Form 40-F, is incorporated herein by reference.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F and the documents incorporated herein by reference are in United States dollars. C$ indicates Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on April 10, 2024, based upon the average rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was US$1.00 = C$1.3671.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Form 40-F.

NYSE AMERICAN CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the NYSE American LLC (the “NYSE American”) must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Section 110 of the NYSE American Company Guide, the Registrant will disclose on its website, www.solarisresources.com, as of the listing date, a description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by United States domestic companies pursuant to NYSE American standards.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLARIS RESOURCES INC.

By:	/s/ Daniel Earle
Name:	Daniel Earle
Title:	Chief Executive Officer (Principal Executive Officer)

Date: April 12, 2024

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits

99.1	News Release dated January 17, 2023

99.2	News Release dated January 23, 2023

99.3	News Release dated February 13, 2023

99.4	News Release dated February 24, 2023

99.5	Material Change Report dated February 28, 2023

99.6	News Release dated March 13, 2023

99.7	News Release dated March 29, 2023

99.8	Notice of Meeting and Record Date for Annual General Meeting to be held on June 22, 2023

99.9	AB Form 13-501F1 (Class 1 Reporting Issuers and 3B Reporting Issuers – Participation Fee) dated March 30, 2023

99.10	ON Form 13-502F1 (Class 1 Reporting Issuers and 3B Reporting Issuers – Participation Fee) dated March 30, 2023

99.11	Audited Annual Financial Statements for Solaris Resources Inc. for the years ended December 31, 2022 and 2021

99.12	Annual Management’s Discussion and Analysis for the years ended December 31, 2022 and 2021

99.13	Annual Information Form for the year ended December 31, 2022

99.14	Certification of Annual Filings Full Certificate of Solaris Resources Inc. in connection with filing of annual financial statements and annual MD&A by CEO dated March 30, 2023

99.15	Certification of Annual Filings Full Certificate of Solaris Resources Inc. in connection with filing of annual financial statements and annual MD&A by CFO dated March 30, 2023

99.16	News Release dated April 3, 2023

99.17	News Release dated April 11, 2023

99.18	Notice of Meeting and Record Date for Annual General Meeting (Amended) to be held on June 23, 2023

99.19	News Release dated May 2, 2023

99.20	Condensed Consolidated Interim Financial Statements of Solaris Resources Inc. for the three months ended March 31, 2023 and 2022

99.21	Management’s Discussion and Analysis of Solaris Resources Inc. for the three months ended March 31, 2023

99.22	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated May 9, 2023

99.23	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated May 9, 2023

99.24	Notice of Meeting for Annual General Meeting to be held on June 23, 2023

99.25	Management Information Circular dated May 9, 2023 for Annual General Meeting to be held on June 23, 2023

99.26	Form of Proxy for Annual General Meeting to be held on June 23, 2023

99.27	Notice of Meeting and Access Card for Annual General Meeting to be held on June 23, 2023

99.28	Certification of Abridgement for the Annual and Special Meeting to be held on June 23, 2023

99.29	Annual Return Card

99.30	News Release dated June 1, 2023

99.31	News Release dated June 14, 2023

99.32	Material Change Report dated June 14, 2023

99.33	News Release dated June 23, 2023

99.34	Report of Voting Results dated June 23, 2023

99.35	News Release dated June 28, 2023

99.36	News Release dated July 25, 2023

99.37	Condensed Consolidated Interim Financial Statements of Solaris Resources Inc. for the three and six months ended June 30, 2023 and 2022

99.38	Management’s Discussion and Analysis of Solaris Resources Inc. for the six months ended June 30, 2023

99.39	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated August 9, 2023

99.40	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated August 9, 2023

99.41	News Release dated September 12, 2023

99.42	News Release dated October 3, 2023

99.43	News Release dated November 6, 2023

99.44	Condensed Consolidated Interim Financial Statements of Solaris Resources Inc. for the three and nine months ended September 30, 2023 and 2022

99.45	Management’s Discussion and Analysis of Solaris Resources Inc. for the nine months ended September 30, 2023

99.46	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated November 14, 2023

99.47	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated November 14, 2023

99.48	News Release dated December 11, 2023

99.49	Report of Exempt Distribution dated December 19, 2023

99.50	Solaris Subscription Agreement dated December 11, 2023

99.51	Credit Agreement dated December 11, 2023

99.52	Molybdenum Concentrates Sales Agreement dated December 19, 2023

99.53	Copper Concentrates Sales Agreement dated December 11, 2023

99.54	Material Change Report dated December 21, 2023

99.55	News Release dated January 8, 2024

99.56	News Release dated January 11, 2024

99.57	Subscription Agreement among Solaris Resources Inc., Jinlong (Singapore) Mining PTE. LTD. dated January 11, 2024

99.58	Material Change Report dated January 19, 2024

99.59	News Release dated January 22, 2024

99.60	News Release dated March 1, 2024

99.61	News Release dated March 13, 2024

99.62	Amended and Restated Technical Report for the Warintza Project dated April 1, 2022

99.63	Audited Annual Financial Statements for Solaris Resources Inc. for the years ended December 31, 2023 and 2022

99.64	Annual Management’s Discussion and Analysis for the years ended December 31, 2023 and 2022

99.65	Annual Information Form for the year ended December 31, 2023

99.66	Certification of Annual Filings Full Certificate of Solaris Resources Inc. in connection with filing of annual financial statements and annual MD&A by CEO dated March 28, 2024

99.67	Certification of Annual Filings Full Certificate of Solaris Resources Inc. in connection with filing of annual financial statements and annual MD&A by CFO dated March 28, 2024

99.68	AB Form 13-501F1 (Class 1 Reporting Issuers and 3B Reporting Issuers – Participation Fee) dated March 28, 2024

99.69	ON Form 13-502F1 (Class 1 Reporting Issuers and 3B Reporting Issuers – Participation Fee) dated March 28, 2024

99.70	Consent of KPMG LLP

99.71	Consent of Mario E. Rossi, P. Geo